SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2,709,500 Net interest income 150,243 Loans and accounts receivables from customers and banks, net 39,327,929 Net fee and commission income 49,826 Loans and accounts receivables from customers at fair value, net 305,022 Result from financial operations 30,376 Financial instruments 9,584,447 Total operating income 230,445 Financial derivative contracts 12,092,752 Provision for loan losses (44,892) Other asset ítems 6,387,405 Support expenses (73,694) Total assets 70,407,055 Other results (3,576) Income before tax 108,283 Principal liabilities MCh$ Income tax expense (22,903) Deposits and other demand liabilities 13,542,997 Net income for the period 85,380 Time deposits and other time liabilities 17,315,873 Issued debt and regulatory capital instruments 10,574,835 Attributable to: Financial derivative contracts 12,609,564 Equity holders of the Bank 84,256 Other liabilities ítems 11,495,044 Non-controlling interest 1,124 Total equity 4,868,742 Total liabilities and Equity 70,407,055 Equity attributable to: Equity holders of the Bank 4,747,621 Non-controlling interest 121,121 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of January 31, 2026 The principal balances and results accumulated for the period ending January 2026 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ANDRES TRAUTMANN B. Chief Accounting Officer Chief Executive Officer

Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Enero de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Enero de 2026 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.709.500
Créditos y cuentas por cobrar a clientes y bancos	39.327.929
Créditos y cuentas por cobrar a clientes a valor razonable	305.022
Instrumentos financieros	9.584.447
Contratos de derivados financieros	12.092.752
Otros rubros del activo	6.387.405
Total Activos	**70.407.055**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.542.997
Depósitos y otras captaciones a plazo	17.315.873
Instrumentos de deuda y capital regulatorio emitidos	10.574.835
Contratos de derivados financieros	12.609.564
Otros rubros del pasivo	11.495.044
Total patrimonio	4.868.742
Total Pasivos y Patrimonio	**70.407.055**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.747.621
Interés no controlador	121.121

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	150.243
Ingresos netos de comisiones	49.826
Resultado de operaciones financieras	30.376
Total ingresos operacionales	**230.445**
Gasto de pérdidas crediticias	(44.892)
Gastos de apoyo	(73.694)
Otros resultados	(3.576)
Resultado antes de impuesto	**108.283**
Impuesto a la renta	(22.903)
Utilidad consolidada del periodo	**85.380**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	84.256
Interés no controlador	1.124

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?